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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                             FastComm Communications
 -------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, par value $.01 per share
 -------------------------------------------------------------------------------
                         (Title of class of securities)

                                    311871107
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                                 (CUSIP number)

                            Wesley Clover Corporation
                                555 Legget Drive
                               Tower B Suite 530
                               Kanata ON K2K 2x3
                                     Canada
                                 with a copy to:
                              Brian Lenihan, Esq.
                                  Hill & Barlow
                             One International Place
                                Boston, Ma 02110
                                  617-428-3000
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       (Name, address and telephone number of person authorized to receive notices and communications)

                                  May 23, 2001
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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CUSIP No.  311871107          SCHEDULE 13D
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1.       NAME OF REPORTING PERSON:

         Wesley Clover Corporation
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]
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3.       SEC USE ONLY:

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4.       SCOURCE OF FUNDS:

         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

         Canada
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  NUMBER OF            7.    SOLE VOTING POWER:

   SHARES                    -0-
                       ---------------------------------------------------------
BENEFICIALLY           8.    SHARED VOTING POWER:

  OWNED BY                   10,089,687
                       ---------------------------------------------------------
   EACH                9.    SOLE DISPOSITIVE POWER:

 REPORTING                   -0-
                       ---------------------------------------------------------
  PERSON               10.   SHARED DISPOSITIVE POWER

   WITH:                     10,089,687

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         10,089,687
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         25.88%
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14.      TYPE OF REPORTING PERSON*:

         CO
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CUSIP No.  311871107          SCHEDULE 13D
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1.       NAME OF REPORTING PERSON:

         Dr. Terence H. Matthews
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]
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3.       SEC USE ONLY:

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4.       SCOURCE OF FUNDS:

         AF
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

         Canada
--------------------------------------------------------------------------------

  NUMBER OF            7.    SOLE VOTING POWER:

   SHARES
                       ---------------------------------------------------------
BENEFICIALLY           8.    SHARED VOTING POWER:

  OWNED BY                   10,089,687
                       ---------------------------------------------------------
    EACH               9.    SOLE DISPOSITIVE POWER:

 REPORTING
                       ---------------------------------------------------------
  PERSON               10.   SHARED DISPOSITIVE POWER

   WITH:                     10,089,687

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         10,089,687
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):


--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*:

         IN
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Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock") of FastComm Communications a Delaware Corporation. The principal executive offices of FastComm are located at 45472 Holiday Drive, Dulles, Virginia 20166

Item 2. Identity and Background

This Schedule 13D is being filed by Wesley Clover Corporation, a Canadian corporation ("Wesley Clover"), and Dr. Terence W. Matthews an individual residing in Kanata, Ontario, Canada. Wesley Clover is a holding company. Its principal offices are located at 555 Legget Drive, Tower B, Suite 530, Kanata, Ontario, Canada. The name business address and present principal occupation or employment of each director and executive officer of Wesley Clover are set forth in Exhibit 1, attached hereto and incorporated by reference.

Dr. Matthews is the sole stockholder and sole director of Wesley Clover. Dr. Matthews' business address is 555 Legget Drive, Tower B, Suite 400, Kanata, Ontario, Canada. Dr. Matthews' principal occupation is Chairman and CEO of March Networks Corporation. Dr. Matthews is a citizen of Canada.

During the past five years, neither Dr. Matthews, Wesley Clover, nor to Dr. Matthews' or Wesley Clover's knowledge, any of Wesley Clover's directors or executive officers has been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree, or final order enjoining future violations of or prohibition or mandatory activities subject to federal or state securities laws or finding any violation with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration

On May 23, 2001, Wesley Clover entered into a Debenture Purchase and Security Agreement (the "Purchase Agreement") with FastComm pursuant to which Wesley Clover agreed to purchase a $3,000,000 Convertible Debenture, convertible into 6,726,458 shares of Common Stock. The Debenture, when issued, will be immediately convertible.

Pursuant to the Purchase Agreement FastComm agreed to issue Wesley Clover a warrant ()to purchase 3,363,229 shares of Common Stock at a purchase price of $.5575 per share. When issued, the Warrant will be immediately exercisable.

The source of $3,000,000 purchase price of the Convertible Debenture is the working capital of Wesley Clover. Wesley Clover's commitment to (1) convert its $1,000,000 promissory note from FastComm on June 1, 2001; (2) fund $1,000,000 of the Convertible Debenture on June 1, 2001; and (3) fund $1,000,000 on June 29, 2001, are all subject to the satisfaction by FastComm of certain conditions and covenants set forth in the Purchase Agreement, unless such conditions are waived by Wesley Clover.

The Purchase Agreement, the Form of Convertible Debenture and the Form of Warrant are attached hereto as Exhibit 2, 3 and 4, respectively.

Item 4. Purpose of Transaction

Under the terms of the Purchase Agreement described in Item 3, Wesley Clover will have the right, but not the obligation to nominate a representative to serve on the board of directors of FastComm, such person will be nominated to serve as Chair of the Audit Committee. If Wesley Clover exercises its right, FastComm's board of directors will have six (6) members which will include the following individuals: Peter C. Madsen, Mark H. Rafferty, Michael Pascoe, Edward
R. Olsen, Thomas G. Amon and Wesley Clover's representative. FastComm and its Chief Executive Officer have agreed to use their best efforts to cause the Wesley Clover representative, if any, to be elected as a director and nominated as Chair of the Audit Committee.

Dr. Matthews and Wesley Clover currently plan to hold any Common Stock acquired pursuant to the Debenture or the Warrant for investment purposes.

Other than described above, neither Wesley Clover nor Dr. Matthews has present plans or proposals for: (a) the acquisition of additional Common Stock or other securities of FastComm or for the disposition of Common Stock or other securities of FastComm, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving FastComm, (c) a sale or transfer of a material amount of assets of FastComm, (d) any change in the present board of directors, (e) any material change in the present capitalization or dividend policy of FastComm, (f) any other material change in FastComm's business or corporate structure (g) any other material change in the FastComm's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of FastComm by any person, (h) causing any of FastComm's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) causing any securities of FastComm to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any similar actions. Wesley Clover and Mr. Matthews intend to evaluate on a continuing basis FastComm's business operations and prospects, as well as general economic and equity market conditions. Based on such evaluations, their plans regarding FastComm may change.

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Item 5.  Interest in Securities of the Issuer


The aggregate number of shares of Common Stock issuable to Wesley Clover pursuant to the Purchase Agreement (and the Debenture and the Warrant issuable thereunder) are 10,089,687 representing to Wesley Clover 25.88% of the issued and outstanding shares of Common Stock (based upon 28,896,668 shares outstanding as disclosed by FastComm in the Purchase Agreement). (Calculated as permitted by Rule 13d-3(d)(1), by including shares issuable to Wesley Clover within 60 days of the date of this Schedule 13D as outstanding for purposes of such calculation.)

Dr. Matthews, individually, does not directly own any shares of Common Stock. Dr. Matthews, by virtue of his control of Wesley Clover may be deemed to be the beneficial owner of the Common Stock issuable to Wesley Clover.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Pursuant to the Purchase Agreement described in Item 4, FastComm has granted Wesley Clover is granted a second security interest in all assets of FastComm.

Under the Purchase Agreement, as described in Item 4, Wesley Clover has the right to nominate a representative to serve on FastComm's Board of Directors.

Under the Purchase Agreement, FastComm has agreed to register for resale the shares issuable to Wesley Clover on a Registration Statement on Form S-3. The first registration statement to cover 50% of the shares issuable upon conversion of the Debenture and all of the shares issuable on exercise of the Warrant must be filed no later than July 30, 2001. A registration statement for the remainder of the shares issuable upon conversion of the Debenture must be filed no later than one year from filing date of the initial registration statement. In addition, FastComm has granted Wesley Clover "piggy-back" registration rights with respect to the Common Stock issuable pursuant to the Debenture and the Warrant.

The description of the Purchase Agreement in this Item 6 is qualified in its entirety by the full text of such document, which is incorporated by reference and attached hereto as Exhibit 2.


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Item 7. Material to Be Files as Exhibits

The following are filed as Exhibits to this Schedule 13D

Exhibit 1 - List of Officers and Directors of Wesley Clover

Exhibit 2 - Debenture Purchase and Security Agreement

Exhibit 3 - Form of $3,000,000 Convertible Debenture

Exhibit 4 - Form of Warrant

Exhibit 5 - Joint Filing Agreement



                                   Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: